UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
POPS! Diabetes Care, Inc.

Legal status of issuer

       Form
       C-corp

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       December 29, 2015

Physical address of issuer
5600 Memorial Ave N, Oak Park Heights, MN 55082

Website of issuer
https://www.popsdiabetes.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 14, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$2,068,596	$2,167,607
Cash & Cash Equivalents	$1,426,581	$1,284,047
Accounts Receivable	$2,627	$0
Short-term Debt	$446,691	$424,040
Long-term Debt	$1,703,070	$188,400
Revenues/Sales	$28,684	$5,994
Cost of Goods Sold	$23,856	$12,105
Taxes Paid	$0	$0
Net Income (Loss)	($1,651,287)	($1,852,905)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 21, 2021

POPS! Diabetes Care, Inc.



Up to $1,070,000 of Convertible Notes

POPS! Diabetes Care, Inc. ("POPS!", "Pops", "Pops Diabetes", "POPS! Diabetes", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 14, 2021 (the "Termination Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") including already raised funds by the Termination Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by July 30, 2021 (the "New Subscription End Date"), will be permitted to increase their subscription amount at any time on or before the Termination Date. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the New Subscription End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.popsdiabetes.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: seedinvest.com/pops

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Pops! Diabetes Care, Inc ("the Company") is a Delaware corporation formed on December 29, 2015.

The Company is located at 5600 Memorial Ave N, Oak Park Heights, MN 55082.

The Company's website is https://www.popsdiabetes.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/pops and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Convertible Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	August 14, 2021
Use of proceeds	See the description of the use of proceeds on page 11, 12, and 13 hereof.
Voting Rights	See the description of the voting rights on pages 11 and 12 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The personal care market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company conducts business in a heavily regulated industry. If it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare industry is heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from the government programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough cash and inventory runway for the rest of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has outstanding debt. The Company approximately owes $188,400 to the Minnesota Department of Employment & Economic Development (DEED) for an Angel Loan Fund Program loan. This loan was granted in October of 2017 and is not due for 84 months from the granting date. The loan does not accrue any interest until the end of the term.

The Company has participated in Related Party Transactions. In 2018, the Company issued an unsecured convertible note totaling $125,000 to a related party which is due in January 2020 and was still outstanding as of December 31, 2020. The note accrued interest at 8 percent and is automatically convertible into shares issued in connection with qualified financing at a conversion price equal to 100 percent of the price paid by investors in such financing. As of December 31, 2020, there was $31,841 of accrued interest included in the accrued expenses.

The Company has outstanding Convertible Debt. The Company has outstanding Convertible Notes worth approximately $1,888,138 of principal. The convertible notes are convertible into Series A Preferred Stock at a conversion price on the Maturity date. The conversion price is equal to the lesser of (a) 80% of the price paid per share for Equity Securities by the investor in the Qualified Financing (gross proceed of at least $4,000,000) and (b) the price equal to the quotient resulting from dividing $25,000,0000 by the number of outstanding shares of common stock of the company immediately prior the Qualified Financing as defined in the Convertible Note.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's current situation raises a doubt on whether the entity can continue as a going concern in the next twelve months, and its ability to continue is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has not yet prepared audited financial statements for 2020. The Company undergoes periodic Audits for each year of operation, although this Audit for 2020 is not yet complete. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities for 2020 on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Notes reach their maturity date, investors (by a decision of the Convertible Note holders holding a majority of the principal amount of the outstanding Convertible Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $25,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $25,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $25,000,000 valuation cap, so you should not view the $25,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Note. The Convertible Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business
POPS! Diabetes Care, Inc. is an early-stage medical device company founded to provide a user-friendly diabetes management system.

Business Plan
Pops' mission is to be the future of virtual healthcare. We enable people with chronic conditions to own their lives through technology.

Pops is focusing on improving the current healthcare model. With diabetes as one of our most expensive chronic conditions in the world, we have not significantly changed how we manage diabetes in the last twenty-five years. Even the newest digital health companies continue to treat people with diabetes as patients to manage remotely with their live coaches. This model is lacking.

Pops has no live coaches and no traditional test kits. We don't see patients as people we need to manage. We see people who just want to live their life. Pops believes that if you give people a great enough consumer experience through a tech platform, they will choose to take care of their condition. This is a fundamental transformation in healthcare. The similar type of shift has happened in other industries (e.g. for travel, people now book and travel through their phone rather than go to a travel agent).

Pops has developed an AI Virtual Health Assistant named Mina, who supports the user 24/7 in a non-judgmental way. We pair with Mina the Rebel meter, our simple method to measure blood sugar. This platform has FDA approval and is being sold in the U.S. Pops generated industry-unique clinical data that has been accepted for publication at the American Diabetes Association 2021 session demonstrating a significant glucose drop for 18 months of sustained use!

Pops is sold as a B2B2C subscription model. We used 2020 as a time to generate contracts with strategic partners and innovative health plans. We recently were one of the winners of the Zurich Innovation Challenge and are starting a paid sales pilot in Australia with Zurich. Zurich is an example of our focus on non-traditional health channels who are offering digital wellness.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the requisite funds through Regulation CF to reach the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing / Sales	28%	28%	30%
Customer Success	10%	10%	14%
G&A / Clinical	21%	21%	15%
R&D / Product Support	19%	19%	20%
Operations	22%	22%	21%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Lonny Stormo	CEO & Chairman	Responsible for POPS' strategy/vision for product, commercialization, and capitalization; developing the team to execute the strategy; and execution.
Dan Davis	VP of R&D; Board member	Responsible for POPS' research and development planning and execution, as well as serving as a director on the board.
Curt Christensen	VP of Operations	Responsible for POPS' operations planning and execution, as well as serving as a director on the board.
Tom Tefft	Board Member	Responsible as a director on the board overseeing Pops.
Kim Mageau	Board Member	Responsible as a director on the board overseeing Pops.
George Arida	Board Member	Responsible as a director on the board overseeing Pops.
Nancy Ness	CFO	Responsible for POPS' financial planning, execution, and reporting.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of Security	Amount Outstanding	Voting rights	Anti-Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Shares	1,000,000	YES	N/A	N/A	**46.8%**	N/A
Series A Preferred Stock	339,212	YES	No	N/A	**15.9%**	Voting & Liquidation in the COI
Series A-1 Preferred Stock	796,711	YES	No	Convertible Notes in this offering may convert into Series A-1 shares	**37.3%**	Voting & Liquidation in the COI

Convertible Notes	$1,486,138	Yes, if Converted	N/A	Convertible Notes in this offering part of this series	N/A	N/A
Common Stock Warrants	3,654	Yes, if Exercised	N/A	N/A	N/A	N/A
2016 Stock Option Plan	274,311	Yes, if Exercised	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:

The Company approximately owes $188,400 to the Minnesota Department of Employment & Economic Development (DEED) for an Angel Loan Fund Program loan. This loan was granted in October of 2017 and is not due for 84 months from the granting date. The loan does not accrue any interest until the end of the term.

The Company has participated in Related Party Debt. In 2018, the Company issued an unsecured convertible note totaling $125,000 to a related party which is due in January 2020 and was still outstanding as of December 31, 2020. The note accrued interest at 8 percent and is automatically convertible into shares issued in connection with qualified financing at a conversion price equal to 100 percent of the price paid by investors in such financing. As of December 31, 2020, there was $31,841 of accrued interest included in the accrued expenses.

The Company has outstanding convertible debt. The Company has outstanding Convertible Notes worth approximately $1,888,138 of principal. The convertible notes are convertible into Series A Preferred Stock at a conversion price on the Maturity date. The conversion price is equal to the lesser of (a) 80% of the price paid per share for Equity Securities by the investor in the Qualified Financing (gross proceed of at least $4,000,000) and (b) the price equal to the quotient resulting from dividing $25,000,0000 by the number of outstanding shares of common stock of the company immediately prior the Qualified Financing as defined in the Convertible Note.

Ownership
The Company is owned by several shareholders.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Lonny Stormo	460,000 Common 8,267 Series A Shares 1,105 Series A-1 Shares	21.98%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
POPS! Diabetes Care, Inc. (the "Company") was founded on December 29, 2015 in the state of Delaware. POPS! Diabetes Care, Inc. is an early-stage medical device company founded to provide a user-friendly diabetes management system.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $825,000 in cash on hand as of April 30, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the Company value Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed Note	February 2016	Reg D 506(b)	Convertible Note	$500,000	Funding continuing operations

Series A Preferred	December 2016	Reg D 506(b)	Preferred Equity	$1,200,000	Funding continuing operations
Series A-1 Preferred	June 2019	Reg D 506(b)	Preferred Equity	$6,000,000	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Notes.

The Convertible Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $4,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of a certain majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Convertible Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $25,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Convertible Notes plus accrued unpaid interest, or the amount of stock the Convertible Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $25,000,000 valuation cap; all details of conversion are defined in the Convertible Note.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Notes accrue an annual interest rate of 8%, compounded quarterly.

The securities into which the Convertible Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

The Convertible Notes in the Regulation D offering convert under similar terms to the Convertible Notes in this offering.

Dilution

Even once the Convertible Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Related Party Transactions are summarized in the Reviewed Financials attached hereto as Exhibit B.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
/s/ Lonny Stormo
944DF432E9AD4FB...
(Signature)

Lonny Stormo
(Name)

Founder, Chief Executive Officer, & Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/ Lonny Stormo
944DF432E9AD4FB...
(Signature)

Lonny Stormo
(Name)

Founder, Chief Executive Officer, & Chairman
(Title)

May 19, 2021
(Date)

DocuSigned by:
/s/ Thomas M. Tefft
42F77639BAF14B2...
(Signature)

Tom Tefft
(Name)

Board Member
(Title)

May 19, 2021
(Date)

DocuSigned by:
/s/ Curt Christensen
59589C50A1C0414...
(Signature)

Curt Christensen
(Name)

20

Board Member & VP of Operations
(Title)

May 19, 2021
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/
DD013BD1C453489...
(Signature)

Dan Davis
(Name)

Board Member & VP of R&D
(Title)

May 19, 2021
(Date)

DocuSigned by:
/s/
E050C1594F9048A...
(Signature)

Kim Mageau
(Name)

Board Member
(Title)

May 19, 2021
(Date)

/s/George Arida
(Signature)

George Arida
(Name)

Board Member
(Title)

May 19, 2021
(Date)

DocuSigned by:
/s/ Nancy Ness
A97EACDE0FBC4E2...
(Signature)

Nancy Ness
(Name)

Chief Financial Officer
(Title)

May 19, 2021
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

POPS! DIABETES CARE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Pops! Diabetes Care, Inc.
Stillwater, Minnesota

We have reviewed the accompanying financial statements of Pops! Diabetes Care, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 23, 2021
Los Angeles, California

POPS! DIABETES CARE, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 1,426,581	$ 1,284,047
Account receivables, net	2,627	-
Inventories	48,452	83,968
Prepaids and other current assets	35,611	51,652
Total current assets	**1,513,271**	**1,419,667**
Property and Equipment, net	551,926	744,540
Security deposit	3,400	3,400
Total assets	**$ 2,068,596**	**$ 2,167,607**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account Payables	$ 105,507	$ 97,728
Accrued expenses	216,184	201,312
Convertible Note- related party	125,000	125,000
Total current liabilities	**446,691**	**424,040**
Loan Payable	188,400	188,400
Convertible Note	1,486,138	-
Accrued interest on Convertible Notes	28,532	-
Total liabilities	**2,149,761**	**612,440**
STOCKHOLDERS EQUITY		
Common Stock	100	100
Series A-1 Preferred Stock	80	80
Series A Preferred Stock	34	34
Additional Paid in Capital	7,914,874	7,899,918
Retained earnings/(Accumulated Deficit)	(7,996,252)	(6,344,965)
Total stockholders' equity	**(81,165)**	**1,555,167**
Total liabilities and stockholders' equity	**$ 2,068,596**	**$ 2,167,607**

See accompanying notes to financial statements.

POPS! DIABETES CARE, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 28,684	$ 5,994
Cost of revenues	23,856	12,105
Gross profit	4,828	(6,111)
Operating expenses		
General and administrative	824,959	916,026
Sales and marketing	547,671	495,027
Research and Development	347,619	425,741
Total operating expenses	1,720,249	1,836,794
Operating income/(loss)	(1,715,421)	(1,842,905)
Interest expense	43,372	10,000
Other Loss/(Income)	(107,505)	-
Income/(Loss) before provision for income taxes	(1,651,287)	(1,852,905)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (1,651,287)**	**$ (1,852,905)**

See accompanying notes to financial statements.

POPS! DIABETES CARE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Series A-1 Preferred Stock Shares	Series A-1 Preferred Stock Amount	Series A Preferred Stock Shares	Series A Preferred Stock Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2018	**1,000,000**	**$ 100**	**562,539**	**$ 56**	**339,212**	**$ 34**	**$ 6,162,111**	**$ (4,492,060)**	**$ 1,670,241**
Issuance of Stock			**234,172**	24			1,694,776	-	1,694,800
Sharebased Compensation							43,031	-	43,031
Net income/(loss)							-	(1,852,905)	(1,852,905)
Balance—December 31, 2019	1,000,000	$ 100	796,711	$ 80	339,212	$ 34	$ 7,899,918	$ (6,344,965)	**$ 1,555,167**
Sharebased Compensation	-	-	-	-	-	-	14,957	-	14,957
Net income/(loss)	-	-	-	-	-	-	-	(1,651,287)	(1,651,287)
Balance—December 31, 2020	**1,000,000**	**$ 100**	**796,711**	**$ 80**	**339,212**	**$ 34**	**$ 7,914,874**	**$ (7,996,252)**	**$ (81,165)**

See accompanying notes to financial statements.

POPS! DIABETES CARE, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,651,287)	$ (1,852,905)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	192,614	163,358
Shared Based Compensation	14,957	43,031
Changes in operating assets and liabilities:		
Account receivables, net	(2,627)	-
Inventories	35,516	(4,082)
Prepaid expenses and other current assets	16,041	(45,029)
Other receivables		189,977
Account Payables	7,779	(118,565)
Acrrued expenses	14,870	(49,230)
Acrrued interest	28,532	
Net cash provided/(used) by operating activities	**(1,343,604)**	**(1,673,445)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(236,946)
Net cash provided/(used) in investing activities	**-**	**(236,946)**
CASH FLOW FROM FINANCING ACTIVITIES		
Payment on Shareholders in advance	-	(74,973)
Issuance of Preferred Stock Series A1	-	1,694,800
Borrowing on Convertible Notes	1,486,138	
Net cash provided/(used) by financing activities	**1,486,138**	**1,619,827**
Change in cash	142,534	(290,564)
Cash—beginning of year	1,284,047	1,574,611
Cash—end of year	**$ 1,426,581**	**$ 1,284,047**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 43,372	$ 10,000

1.   NATURE OF OPERATIONS

Pops! Diabetes Care, Inc. was founded on December 29, 2015 in the state of Delaware. The financial statements of Pops! Diabetes Care, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stillwater, Minnesota.

 POPS! Diabetes Care, Inc. (the Company) is medical device company. The Company is an early-stage medical device company founded to provide a user-friendly diabetes management system.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,176,581 and $1,034,047, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories were stated at the lower of cost using the first-in, first-out method or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers & Equipment	5 years
Furniture and fixtures	5 years
Tooling and molds	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Pops! Diabetes Care, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company derives all revenue from the sales of our Rebel virtual care system and compatible products. The Company currently sells its system directly to self-insured employers to offer to their employees. Amounts due under contracts are billed monthly.

Cost of sales

The Company expenses incremental costs that directly relate to the sales of our products immediately under the available practical expedient as the amortization period would be less than one year.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $547,671 and $495,027, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   **INVENTORY**

Inventory consists of the following items:

As of December 31,	2020	2019
Finished inventory	$ 48,452	$ 83,968
Inventory	**$ 48,452**	**$ 83,968**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid inventories	$ 16,620	$ 27,983
Prepaid expenses	18,991	23,669
Total Prepaids and other current assets	**$ 35,611**	**$ 51,652**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Computers & Equipment	$ 12,340	$ 12,340
Furniture and fixtures	2,045	2,045
Tooling and molds	902,080	902,080
Property and Equipment, at Cost	916,465	916,465
Accumulated depreciation	(364,539)	(171,925)
Property and Equipment, Net	**$ 551,926**	**$ 744,540**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $192,614 and $163,358 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,653,726 shares of common shares with par value of $0.0001. As of December 31, 2020, and December 31, 2019, 1,000,000 shares have been issued and are outstanding.

Series A-1 Preferred Stock

The Company is authorized to issue 807,537 of preferred shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 796,711 shares of preferred shares of Series A-1 have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 339,212 shares of preferred shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 339,212 shares of preferred shares Series A have been issued and are outstanding.

7.   SHAREBASED COMPENSATION

The Company's 2016 Stock Option Plan (the "Plan") as amended includes both incentive stock options and nonqualified stock options to be granted to employees, officers, consultants, independent contractors, directors and affiliates of the Company. A total of 506,977 shares have been authorized for issuance under this Plan. The exercise price of the stock options is determined by the Company's board of directors or committee of non-employee directors thereof in good faith. The granting of shares and exercise price must be approved by the Company's board of directors. In general, options vest over a period of approximately three years and expire ten years from the date of grant.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020	2019
Expected life (years)	5.76	5.40
Risk-free interest rate	1.90%	1.96%
Expected volatility	52%	52%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	143,693	$ 0.64	-
Granted	39,636	$ 1.24	
Vested	-	$ -	
Cancelled	(2,343)	$ 0.70	-
Forfeited	(15,157)	$ 0.70	
Outstanding at December 31, 2019	165,829	$ 0.78	6.77
Granted	35,416	$ -	
Vested	(23,676)	$ 0.80	
Cancelled	-	$ -	
Outstanding at December 31, 2020	177,569	$ -	5.76

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $14,957 and $43,031, respectively.

8. DEBT

Convertible Note Related Party

In 2018, the Company issued an unsecured convertible note totaling $125,000 to a related party which is due in January 2020 and was still in outstanding as of December 31, 2020. The note accrued interest at 8 percent and is automatically convertible into shares issued in connection with qualified financing at a conversion price equal to 100 percent of the price paid by investors in such financing. The Company recorded interest expense of $14,794 and $17,046 for years ended December 31, 2020 and December 31, 2019, respectively.

Convertible Notes

During fiscal year 2020, the Company issued $1,486,138 of convertible notes. The notes mature on April, 15, 2022 and bear 8% interest rate. The convertible notes are convertible into Series A Preferred Stock at a conversion price on April 15, 2022 (the 'Maturity date'). The conversion price is equal to the lesser of (a) 80% of the price paid per share for Equity Securities by the investor in the Qualified Financing (gross proceed of at least $ 4,000,000) and (b) the price equal to the quotient resulting from dividing $25,000,0000 by the number of outstanding shares of common stock of the company immediately prior the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. The Company recorded interest expense of $28,532 for year ended December 31, 2020.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (498,930)	$ (530,361)
Valuation Allowance	498,930	530,361
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (1,029,291)	$ (530,361)
Valuation Allowance	1,029,291	530,361
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,071,402, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,071,402. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

In 2018, the Company issued an unsecured convertible note totaling $125,000 to a related party which is due in January 2020 and was still in outstanding as of December 31, 2020. The note accrued interest at 8 percent and is automatically convertible into shares issued in connection with qualified financing at a conversion price equal to 100 percent of the price paid by investors in such financing. As of December 31, 2020, there was $31,841 of accrued interest included in the accrued expenses.

11.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 30,744
2022	7,686
2023	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 38,430**

Rent expense was in the amount of $ 31,080 and $ 31,029 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 23, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $7,996,252, an operating cash flow loss of $1,343,604. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website


pops
pops
Own Your Life®
© 2021 Pops

United States | Australia | Health Care | Minneapolis

Website: https://popsdiabetes.com/

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Self-care AI med-tech platform and glucometer that enables people to manage their own diabetes.

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$1,000	$25,000,000	Convertible Note
Minimum	Valuation cap	Security Type

INVEST IN POPS

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Pops is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Revenue generating contracts are in place, including with key strategics such as Zurich Insurance Group, MOBE for Life, and Nice Healthcare
- Achieved over a 90% average month-over-month user growth for the first four months of 2021
- FDA-approved product with 15 issued patents and 16 pending patents
- Clinical data accepted for ADA 2021 publication demonstrating a sustained and significant 15% improvement in A1c (glucose control), even after 18 months of Pops use
- Key investors include Revolution ROTR, 30 Ventures, and Flying Point. Award winning (2016 American Diabetes Association, 2018 Inventures) and chosen as a 2018 Pepperdine Most Fundable company

Fundraise Highlights

- Total Round Size: US $3,000,000
- Raise Description: Series A
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Valuation Cap: US $25,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

Pops' mission is to define the future of virtual healthcare. We enable people with chronic conditions to own their lives through technology.

Pops is focused on improving the current healthcare model. With diabetes as one of our most expensive chronic conditions in the world, we have not significantly changed how we manage diabetes in the last twenty-five years. Even the newest digital health companies continue to treat people with diabetes as patients to manage remotely with their live coaches. This model is lacking.

Pops has no live coaches and no traditional test kits. We don't see people as patients we need to manage. We see people who just want to live their life. Pops believes that if you give people a great enough consumer experience through a tech platform, they will *choose* to take care of their condition. This is a fundamental transformation in healthcare. A similar type of shift has already happened in other industries (e.g. for travel, people now book trips through their phone rather than via a travel agent).

Pops has developed an AI Virtual Health Assistant named Mina, who supports the user 24/7 in a non-judgmental way. We pair with Mina the Rebel meter, our simple method to measure blood sugar. This platform has FDA approval and is being sold in the U.S. Pops generated industry-unique clinical data that has been accepted for publication at the American Diabetes Association 2021 session demonstrating a significant glucose drop for 18 months of sustained use!

Pops is sold as a B2B2C subscription model. We used 2020 as a time to generate contracts with strategic partners and innovative health plans. We recently were one of the winners of the Zurich Innovation Challenge and are starting a paid sales pilot in Australia with Zurich. Zurich is an example of our focus on non-traditional health channels who are offering digital wellness.

With multiple contracts in place, Pops has demonstrated over a 90% month-over-month user growth on the platform in Q1 2021.

Pitch Deck


pops
Pops' AI powered mobile app and smart meter enables individuals with diabetes to Own Your Life®

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Pops Champion - Michele
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Pops Champion - Michelle.

Michelle is a commercial user of Pops and sent this unsolicited testimonial video.

The above individual was not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Media Mentions

MedCityNews, Entrepreneur Magazine, Forbes, mobihealthnews, spn, medgadget, Diabetes Forecast, Simply Human, Mission Matters, CIO Techie, Insurance Business Australia, TwinCities.com Pioneer Press

The Team

Founders and Officers


Lonny Stormo
CEO AND CHAIRMAN

Lonny worked at Medtronic for 30 years prior to co-founding Pops. During his Medtronic tenure, Lonny led a business unit and was in leadership roles in multiple functions across operations, engineering, clinical and quality.


Dan Davis
VP R&D

Dan spent 35 years in R&D and operations roles at 3M and multiple other companies. He has successfully introduced many new products in the healthcare field.


Curt Christensen
VP OPERATIONS

Curt has spent more than 35 years in operations at 3M. He is an expert at processes, supply chain, and working with suppliers.

Key Team Members


Nancy Phillips
VP Business Development


Nancy Ness
CFO


Stephanie Toomey
Customer Success Director

Notable Advisors & Investors


Revolution ROTR
Investor, Venture Investor


30 Ventures


Flying Point Industries


Dakota Ventures


John Brooks


Jeff Weness


Kim Mageau


Tom Tefft


George Arida


Elmer Baldwin


Warren Watson

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Series A
Round size:	US $3,000,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	20.0%
Valuation Cap:	US $25,000,000
Interest rate:	8.0%
Note term:	18 months

Additional Terms

Custody of Shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Total Amount Raised:	The Total Amount Raised includes investments made outside of the SeedInvest platform which are not counting towards. the escrow minimum. Approximately $1.5M has been raised prior to the launch of the SeedInvest campaign via Regulation D, and is not being counted towards the escrow minimum. The earliest investment was made in September 2020.
Closing conditions:	While Pops has set an overall target minimum of US $300,000 for the round, Pops must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Pops's Form C.
Regulation CF cap:	While Pops is offering up to US $3,000,000 worth of securities in its Series A, only up to US $1,000,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



Marketing / Sales
Customer Success
G&A / Clinical
RD / Product Support
Operations

If Maximum Amount Is Raised



Marketing / Sales
Customer Success
G&A / Clinical
RD / Product Support
Operations

Investor Perks

Bonus Perk: All Investors who invest **$2,500 or more** before **Friday June 4, 2021 at 11:59pm ET**, will receive a Pops Rebel welcome kit and registration code for the Mina app. Try out Pops yourself!

Tier 1: Investors who invest **$5,000 or more** will be invited to our quarterly Mina's Studio event. The event includes notable guest speakers like our May 2021 guest, who has lived with diabetes since he was ten and is now biking across the United States to demonstrate that you can do anything with diabetes.

Tier 2: Investors who invest **$10,000 or more** will receive Tier 1 perks and will also be invited to Mina's Studio and an annual key investor webinar update.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Pops's prior rounds by year.



$30000000
$25000000
$20000000
$15000000
$10000000
$5000000
Seed (Convertible)
Series A (Preferred)
Other Series A-1 (Preferred)
Current Series A (Convertible)

This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $500,000
Closed Date	Feb 12, 2016
Security Type	Convertible Note
Valuation Cap	US $10,000,000

Series A

Round Size	US $1,200,000
Closed Date	Dec 15, 2016
Security Type	Preferred Equity
Pre-Money valuation	US $6,000,000

Series A-1	
Round Size	US $6,000,000
Closed Date	Jun 28, 2019
Security Type	Preferred Equity
Pre-Money valuation	US $12,000,000

Market Landscape



Digital Therapeutics for Diabetes Market Growth (North America)

Pops competes in the Digital Health market for diabetes. The global Digital Health market size is growing at a 28% CAGR to $640B in 2026. The U.S. contributes the majority of this spending with 41% of Americans reporting use of Digital Health in their care. The category of Digital Health is large, so let's further segment it down.

Within Digital Health is the Digital Therapeutics category which is estimated to be $19B in 2028 at a 20% CAGR. About 25% of the $19B will be spent on diabetes. Today 34 million people in the U.S. have diabetes and it continues to grow by 4% per year. The total market size in 2028 for Pops' market is then over $5B.

The primary competitors in the diabetes Digital Therapeutics market are Livongo ($425M est. rev.), Omada ($125M est. rev.), Dario ($8M est. rev.), Onduo, and One Drop ($35M est. rev.). These are the competitors that Pops faces in its secondary target market of innovative health plans.

However, Pops' primary commercial target are large strategic partners who are beginning to offer digital wellness, especially if they are more consumer-wrapping solutions. Large corporations (e.g. Stanley Healthcare, Virgin Pulse) are entering the market due to its rapid growth and size. This is an opportunity for Pops. Pops' platform can enable these companies to jumpstart digital therapeutics or be a diabetes tuck-in to their platform. Pops offers its platform solution as a service provider to these corporations looking to expand their consumer-health offerings.

Pops has an advantage over the standalone "digital" competitors such as Livongo and Omada. They are offering traditional live coaching to remotely manage patients, along with traditional tools such as the glucose test kit. Pops has no live coaches, and offers Mina, a truly digital therapeutic, along with redesigned experiences like the Rebel meter.

Risks and Disclosures

The Total Amount Raised includes investments made outside of the SeedInvest platform via Regulation D, which are not counting towards. the escrow minimum. Approximately $1.5M has been raised prior to the launch of the SeedInvest campaign via Regulation D, and is not being counted towards the escrow minimum. The earliest investment was made in September 2020. There is no guarantee that the Company has this cash available for operations as of the date of launch.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The personal care market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company conducts business in a heavily regulated industry. If it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare industry is heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from the government programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough cash and inventory runway for the rest of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has outstanding debt. The Company approximately owes $188,400 to the Minnesota Department of Employment & Economic Development (DEED) for an Angel Loan Fund Program loan. This loan was granted in October of 2017 and is not due for 84 months from the granting date. The loan does not accrue any interest until the end of the term.

The Company has participated in Related Party Transactions. In 2018, the Company issued an unsecured convertible note totaling $125,000 to a related party which is due in January 2020 and was still in outstanding as of December 31, 2020. The note accrued interest at 8 percent and is automatically convertible into shares issued in connection with qualified financing at a conversion price equal to 100 percent of the price paid by investors in such financing. As of December 31, 2020, there was $31,841 of accrued interest included in the accrued expenses.

The Company has outstanding Convertible Debt. The Company has outstanding Convertible Notes worth approximately $1.5M of principal. The convertible notes are convertible into Series A Preferred Stock at a conversion price on April 15, 2022 (the 'Maturity date'). The conversion price is equal to the lesser of (a) 80% of the price paid per share for Equity Securities by the investor in the Qualified Financing (gross proceed of at least $ 4,000,000) and (b) the price equal to the quotient resulting from dividing $25,000,0000 by the number of outstanding shares of common stock of the company immediately prior the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's current situation raises a doubt on whether the entity can continue as a going concern in the next twelve months, and its ability to continue is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has not yet prepared audited financial statements for 2020. The Company undergoes periodic Audits for each year of operation, although this Audit for 2020 is not yet complete. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities for 2020 on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
⟩ ▢ Financials (3 files)	Apr 6, 2021	Folder
⟩ ▢ Fundraising Round (1 file)	Apr 6, 2021	Folder
⟩ ▢ Miscellaneous (4 files)	Apr 6, 2021	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Pops

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Pops. Once Pops accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Pops in exchange for your securities. At that point, you will be a proud owner in Pops.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Pops has set a minimum investment amount of US $1,000. Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Pops does not plan to list these securities on a national exchange or another secondary market. At some point Pops may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Pops either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Pops's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Pops's Form C. The Form C includes important details about Pops's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



Pops' AI powered mobile app and smart meter enables individuals with diabetes to Own Your Life®

Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events-based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Pops is flipping the healthcare model.

The healthcare industry tends to treat people with diabetes like patients to be managed.

Pops is transforming diabetes management with a tech platform which enables people to take care of themselves with a simple consumer experience.

Opportunity: Healthcare is experiencing a shift to consumer-owned care

Use of wearables and healthcare apps is growing quickly

Three-fourths of us are ready to manage our own health with a Virtual Health Assistant (VHA)

- 85% of consumers plan use of VHA for reminders and promoting behaviors*

- 72% of consumers will use a VHA for diagnosing conditions**



Use of Wearables in healthcare***

9% — 2014
33% — 2018

Use of Apps in healthcare***

16% — 2014
48% — 2018

*Prestegard G, Auensen A. Accenture 2018 Consumer Survey on Digital Health
**Virtual Health Assistants : Clinical and Consumer Perceptions. Accessed August 4, 2020
***2018 Accenture Consumer Survey on Digital Health

Poorly controlled diabetes is expensive

Annual healthcare claims per person without diabetes

$4,396

More than 50% of this cost is due to poorly controlled diabetes

Annual healthcare claims per person with diabetes

$16,021

#1
HEALTHCARE COST

10
MISSED WORK DAYS ANNUALLY

7%
LOSS OF PRODUCTIVITY

Poorly controlled diabetes results from current diabetes solutions which make people choose:

Manage your diabetes OR live your life

Traditional healthcare counts on:

- Time in a clinic
- A telehealth chat
- Inconvenient test kits





A person with diabetes just wants to live their life, and diabetes is never the most important thing



Solution: Mina + Rebel

With Pops, you can live your life AND manage your diabetes







Siri & Alexa – Meet Mina

Mina is an AI Virtual Health Assistant in the Pops mobile app
Non-judgmental, focused on improving behaviors and engagement



 "Awesome result. Keep it up!"

 "Did you take your medications today?"

 "Hey, Phil, it has been a while since you checked your blood sugar. Want to now?"

FDA cleared Rebel meter

Rebel removes the top 3 reasons people do not use traditional glucose test kits

Traditional Kits

1. Too large to carry easily
2. Requires assembly
3. Lancing tool hurts

Pops Rebel

1. 20% of the size
2. No assembly needed
3. 93% say it hurts much less



Lancet

Test Strip Window





Stay positive!

123
mg/dL

© 2021

The complete solution is a consumer experience just like any of us would expect


pops rebel
Cancel
Pops Rebel
OPEN
pops


hey there


pops


Stay positive!
123
mg/dL
Pre-Meal
Neither
Post-Meal
done


My Users / 10 User(s)



Download app and register

Welcome kit and test modules sent right to home

Blood sugar anytime, anywhere

Trends and personalized AI coaching

Share data with your provider

Invite family; Set alerts for real-time notifications

Competitive differentiation is about the experience

Which experience would you rather live your life with?

Pops	Other digital health
Self-managing experience	**Managing patients remotely**
•Smaller, discreet, integrated, less painful	•Traditional kit-based measurement
•Digital virtual coach (no judgment)	•Live coaches
	

Vision: Pops is a full virtual chronic condition provider

The platform is centered around Mina with multiple industry-available sensor inputs



Weight

Activity

Blood pressure

CGM (Continuous Glucose Monitor)

Using our platform, we plan to include these potential, future applications for the Pops system

Foot health

pops

Mina + Rebel for Diabetes Management

Hey there, I'm Mina!

Eye health

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Pops owns 15 issued patents; 16 pending patents worldwide



Claims include:

- Lancing to get blood
- Sensor module
- Integrated meter



Claims include:

- Mobile coaching
- Collecting management actions
- Virtual recommendations based on risk

Clinical evidence supports that Pops does work

550 people have used Pops in pre-FDA clinical studies

All studies were presented at the Diabetes Technology Society meetings

1 1-point A1c reduction (A1c is clinical measure of blood sugar, and a 1-point can be up to 60% fewer complications)

2 100% first time use without support

3 Glucose meter accuracy surpasses the FDA standards

Post FDA clinical study results show long-term outcomes

This study data was just accepted for publication by the 2021 American Diabetes Association, and it shows industry unique data of significantly reduced A1c continued at 18 months of Pops use

A1c change



-1.4

-0.9

Baseline   Early Use   Up to 18 months

A1c is clinical measure of blood sugar, and 1-point drop can be up to 60% fewer complications



50 owners
Both Type I & Type II



25,000 glucose tests



1.4 point A1C reduction in early use



0.9 point sustained A1C reduction

Clients & owners love their Pops experience



ZURICH

"Pops is an exciting opportunity for Zurich and Wellcare to empower individuals to improve their lives and have a positive impact on their chronic conditions as a part of the care pillar in our strategy"

-Helene Westerfield
CEO Zurich WellCare



Andreas (actual Pops user)

"My A1c reduced from 9.2% to 7.7% in only six months of using the POPS! one System. This is the coolest diabetes technology I have tried."

75 Net Promoter Score

* Based on survey of 20 early users of Pops in July 2020

97% Report easier to use

2% Churn per month

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Pops is a B2B2C subscription business model

Primary clients: Strategic Partners
Secondary clients: Health plans

Revenue
$60 per user per month
service contract

Pops



Pops provides all service and supplies



Promote Pops
to users

Users



Client momentum is accelerating with recent contract signings

Clients we have negotiated and secured in the last year

Innovative health plans

Pops works with innovative health plans who are more consumer-focused and faster to innovate


Collective Health

Contract being finalized

MEDICA®

Contract in place

PreferredOne®

Contract in place


Allina Health / aetna™

Contract being finalized

Strategic clients

Pops' primary focus are clients who offer digital wellness and want to add consumer-oriented diabetes

ZURICH

Contract in place


BEST BUY™

Contract being finalized


MOBE®

Contract in place


nice

Contract in place

Active user growth in Pops

Pops has secured multiple contracts in the last year for 2021 growth, and Pops temporarily offered the product through Amazon starting in January 2021 to grow a user base.

Growth from both sources puts Pops on pace beyond the 2021 budgeted plan

2021 user growth
650
325
0
> 90% month over month growth!
January
February
March
April







51 ratings

Robert Perkins

Compact, easy to use, comprehensive app

Reviewed in the United States on January 19, 2021

Verified Purchase

I have use many different glucose meters over the years and research every purchase I make, but nothing prepared me for the POPS Rebel system. Not only is the meter system easy to use and the app exceptional, but the company's customer service is outstanding. When I first starting using the POPS Rebel I had a slight issue so I called tech support. Not only were they extremely responsive but, I found that I was talking with the V.P. of R & D. He even called a couple days later to ensure everything was working OK. The app is by far one of the most comprehensive not only does it track your numbers but it is packed full of helpful reminders and suggestions. I would strongly recommend the POPS Rebel to anyone looking for a glucose meter that is compact and easy to use.

The above individual(s) were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. Please see Data Room for additional detail regarding the assumptions underlying these statements.

Financial projection

- Business model is proven by being utilized by competitors
- Large market opportunity with 10M people with diabetes in target markets

	2021	2022	2023	2024
Cumulative owners	1,000	5,000	15,000	40,000
Revenue	$.7M	$3M	$10M	$30M
ARR at end of year	$1M	$4M	$15M	$40M
COGS	$.5M	$3M	$7M	$16M
Operating Expenses	$1.6M	$3M	$10M	$13M
EBIT	($1.4M)	($2M)	($7M)	$1M

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Capital plan

Capital To Date

Seed + Series A
- $8M was raised prior to 2020

Use of Funds accomplished
- Clinical trials
- FDA approved platform
- Commercialization launch
- Intellectual property

Capital Plan

Current Round
- Currently fundraising

Use of Funds
- Grow user base
- Grow revenue
- Matured platform
- Full commercial pipeline

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Leadership Team



CEO
Lonny Stormo

Medtronic

30 years experience



Operations
Curt Christensen



35 years experience



Sales
Nancy Phillips

Digital Healthcare
Partners

30 years experience



Customer Success
Stephanie Toomey



10 years experience



R&D
Dan Davis



35 years experience

Advisors & Board



Board
Tom Tefft



Board
Kim Mageau



Advisor
Jeff Weness



Advisor
John Brooks III



Board
George Arida



















Medtronic
Magellan HEALTH
UNITEDHEALTH GROUP
American Diabetes Association
VENTURES
AMERICAN FAMILY INSURANCE
PRIME THERAPEUTICS
Children's MINNESOTA
Joslin Diabetes
VENTURE INVESTORS
AMERICAN NURSES FOUNDATION
DELTA DENTAL
BEST BUY
Pfizer

In summary: Pops has consistently executed and is accelerating!

- Designed solution and secured supply chain to deliver it

- Developed significant clinical outcomes published at Diabetes Technology Society

- Secured FDA regulatory clearance

- Obtained 15 issued patents and have 16 more pending patents

- Signed multiple revenue-generating contracts in the last year

- Achieved industry-unique 18-month outcomes data for 2021 ADA publication

- Pops has 12,000 social media followers and 8,000 website visits per month

- Generated 90% month-over-month growth in user base in 2021

- Successful fundraising with key investor base



pops

Own Your Life ®

Thank you!

https://popsdiabetes.com

EXHIBIT E

Video Transcript

POPS! Diabetes Care, Inc.

"Intro to Mina + Pops Rebel"
Public Overview: https://youtu.be/dI31WXoZiPw

[CEO Lonny Stormo speaking in front of "Pops" logo]

"Hi! I'm Lonny Stormo, thirty-year MedTronic veteran, co-founder and CEO of Pops."

"Pops is about flipping the healthcare model on its head; and enabling *people* to own their own condition, own their own life through a technology platform. That platform is centered around Mina, your AI-virtual health assistance. She's with you 24/7. We pair with Mina, the Rebel meter, the simplest way to measure blood sugar. Now you can own your diabetes in your hand. Let's take a look further."

"Mina is an AI-virtual health assistant who's personalized into each person based on their motivation and where they're at in their diabetes management. She's helping you focus on the ADA-recommended behaviors and rewarding you and keeping you engaged in the process."

[Screenshots of Mina on phone]

"Now let's take a look at the Rebel. There's three reasons people don't use typical test kits. One is: it's too large to carry around, Two, it's impossible to be discrete with the assembly process, and Three, the lancing tool hurts too much. Pops removes all three of these reasons. The Rebel is one-fifth the size of a typical test kit, there's no assembly needed, and 93% of people say it hurts much less than that typical lancing tool."

[Side-by-side comparison of Rebel meter with traditional test kit. Demonstration of testing with Pops]

"If I want to check my blood sugar with Pops, I simply hit "check", I slide open the cover, which turns on the Rebel and creates a bluetooth connection to the phone. A light comes on telling me which test to use and I open up that test. I get a blood sample, place it, and I close the cover. There's no assembly, no plug-ins to the phone. It's that simple to get a blood-sugar result on my phone."

"We're different than our competition. They all have live coaches and they all have test kits. We have neither! We have Mina and Rebel. And what we've shown is, when you surround people with that unique experience, they get unique outcomes. Up to 18 months after starting using Pops, we still see a significant reduction in A1C, or blood sugar control. And we love the comments that we get back from people about their experience with using Pops."

[Graph of A1C reduction and brief list of testimonials from users]

"We're already commercialized with multiple revenue-generating contracts, but we want to accelerate that. We want to work with you to accelerate the number of people that are starting to use Pops, to own their own life!"

"Pops Champion - Michele"
Gallery: https://youtu.be/oIvDfgeAqLs

["Pops" logo with music playing]

Michele: "This year, the Pops diabetes program has really helped me improve my overall diabetes health. I was struggling for a while. My A1C level was at eight for quite a long time, in the past, and over the past six months, I've been able to drop that down to 5.7."

"I also have taken the initiative to work on losing weight along with improving my blood sugars and i've been able to drop 48 pounds in the last six months."

"So, I am so thankful for the Pops diabetes care. Again, it's really just been a positive program for me, to help me monitor my blood sugars, help me want to improve my overall diabetes health, and stay on top of my diabetes for a positive future."

[Pops logo with "Own Your Life" tagline]

"Pops Rebel vs Traditional Glucose Kit"
Gallery: https://youtu.be/UssctbPP1OU

[Pops logo and side-by-side comparison of Pops Rebel to traditional test kit and test demonstration]

"To demonstrate the difference between Pops Rebel and the traditional test kit, let's look at the three reasons people don't use these traditional test kits. First, too large to carry around. Second, it's impossible to be discreet with the assembly process. And third, the lancing tool hurts too much."

"Let's bring in Pops Rebel as contrast. Pops Rebel is one-fifth the size of the typical test kit. There's no assembly so it's very discreet, and 93% of people say it hurts much less than that traditional lancing tool. So we take away the top three reasons people don't use these test kits."

"Let's bring in Mina and do a demonstration of Pops Rebel. If I want to know my blood sugar, I simply hit "check", slide open the meter -- which turns on the meter and creates a bluetooth connection to Mina. A light comes on telling me to use the first of the three tests that are in here and I do that simply by getting a blood sample like that, placing the blood sample, closing the cover, and with no assembly, no plug-ins to the phone, I get my result on the phone. It's that simple and that easy!"

"And we provide a magnet, so if you want to carry this on your phone, you certainly can and manage your diabetes in your hand."

"How to Recycle Your Pops Materials"
Gallery: https://youtu.be/4CVlfxKngM8

[Image of Pops box and test kits refills in packaging with voiceover and subtitles]

"Did you know that over 90% of Pops materials, including the shipping containers, are recyclable? Check out our recycle question on the website."